SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002.

                                  Serono S.A.
                      -----------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                      -----------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
              ----           ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ----    ----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

IVAX                                                    [GRAPHIC OMITTED] SERONO

IVAX Corporation
4400 Biscayne Boulevard
Miami, FL 33137
Telephone: 305-575-6000


FOR  IMMEDIATE  RELEASE
-----------------------


                    SERONO AND IVAX TO DEVELOP ORAL THERAPY
                             FOR MULTIPLE SCLEROSIS

GENEVA,  SWITZERLAND  AND  MIAMI,  USA  -  OCTOBER  30,  2002
Serono S.A. (virt-x: SEO and NYSE: SRA) and IVAX Corporation (AMEX: IVX and LSE:
IVX.L) today announced a worldwide agreement to develop and commercialize IVAX' product, cladribine, as potentially the first orally effective treatment of multiple sclerosis.

Ernesto Bertarelli, Chief Executive Officer of Serono, commented: "This agreement is part of our long-term strategy for developing novel therapies in neurology. With cladribine we plan to offer patients an oral therapy which complements Rebif, our leading treatment for multiple sclerosis."

"We are very pleased to enter into this agreement with Serono, a leading innovator in the development of drugs to treat multiple sclerosis," remarked Phillip Frost, M.D, Chairman and Chief Executive Officer of IVAX Corporation. "This agreement brings together our combined expertise in the development of CNS therapeutics, IVAX' capabilities for manufacturing proprietary oral pharmaceutical products and Serono's global experience in the marketing and sales of Rebif, an important treatment for multiple sclerosis."

Based upon clinical and Magnetic Resonance Imaging (MRI) data from phase II trials suggesting that intravenous cladribine may be effective in certain MS patients, Serono and IVAX plan to establish the optimal oral formulation of cladribine and then initiate further clinical trials.

Under terms of the agreement, IVAX will receive a series of undisclosed milestone payments and will also receive royalties on sales of the product, once marketed. The current worldwide market for multiple sclerosis treatments is more than $2.5 billion.




                                      -more

ABOUT  CLADRIBINE

Cladribine is a purine-analogue that disrupts the proliferation of certain white blood cells, including monocytes and lymphocytes, which are involved in the pathological process of multiple sclerosis.

ABOUT  SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) [somatropin]. (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are seventeen new molecules in development.

In 2001, Serono achieved worldwide revenues of U.S. $1.38 billion, and a net income of U.S. $317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depository Shares are traded on the New York Stock Exchange (SRA).

ABOUT  IVAX

IVAX Corporation, with operations in nearly 30 countries and its products sold in 70 countries, had sales in 2001 of $1.2 billion. IVAX discovers, develops, manufactures, and markets branded and brand equivalent (generic) pharmaceuticals and veterinary products in the U.S. and internationally. The company has a number of proprietary drugs in various phases of clinical trials to treat respiratory, oncologic, urologic and central nervous system diseases. Among the new molecules being developed, immunotoxins to treat cancer, soft steroids to treat a variety of inflammatory diseases, and a brain targeted estrogen for postmenopausal hormone replacement therapy represent particularly novel advances.

Copies of this and other news releases may be obtained free of charge from IVAX' web site at www.ivax.com. Shareholders and prospective investors can register
              ------------
to automatically receive the company's press releases via email at www.ivax.com/ComNewsv2.htm.
--------------------------


                                     -more-

     For  Serono:

     Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

     For  IVAX:

     This press release contains certain forward-looking statements regarding product development efforts and product performance and other non-historical facts which are being are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that cannot be predicted or quantified and, consequentially, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, that development efforts for Cladribine may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of this product for the indications being studied or for other indications; that clinical milestones may not be achieved on a timely basis or at all and accordingly IVAX may not receive any of the anticipated milestone or royalty payments under the license agreement; and that others may develop product formulations that are superior to IVAX' formulation. In addition to the risk factors set forth above, IVAX' forward looking statements may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, manufacturing issues that may arise, trade buying patterns, patent positions and litigation, among other things. For further details and discussion of these and other risks and uncertainties, see IVAX' Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.


FOR  MORE  INFORMATION,  PLEASE  CONTACT:

SERONO IN GENEVA,                                      SERONO, INC. ROCKLAND, MA
SWITZERLAND
                                                       USA
MEDIA  RELATIONS:         INVESTOR RELATIONS:          MEDIA RELATIONS:
Tel:  +41-22-739 36 00    Tel:  +41-22-739 36 01       Tel:  +1 781 681 2122
Fax:  +41-22-739 30 85    Fax:  +41-22-739 30 22       Fax:  +1 781 681 2935
www.serono.com            Reuters: SEOZ.VX/SRA.N       www.seronousa.com
--------------            Bloomberg SEO VX/SRA US      -----------------


IVAX CORPORATION
Howard A. Goldman
Director/Investor Relations & Corporate Communications
Phone: 305.575.6043
www.ivax.com
------------

                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          SERONO S.A.
                                          a Swiss corporation
                                          (Registrant)


October 30, 2002                          By:    /s/ Jacques Theurillat
                                                 ------------------------------
                                          Name:  Jacques Theurillat
                                          Title: Deputy Chief Executive Officer


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